SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) December 1, 2023

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 4. Change in Issuer’s Certifying Accountant

As reported in our Semi-Annual Report on Form 1-SA for the six months ended June 30, 2022, on August 2, 2022 the Board of Directors approved the appointment of Macias Gini & O’Connell LLP ("MGO") as our new independent registered public accounting firm, effective immediately, to perform independent audit services for the year ended December 31, 2021. We subsequently engaged MGO to perform such services for the year ended December 31, 2022. Although we are not required by Regulation A to obtain a PCAOB audit of our annual financial statements, our Board of Directors determined that a PCAOB audit would be beneficial to GATC Health and our engagement of MGO provided that the audit be performed in accordance with PCAOB standards and the audit report provide that the audit had been so conducted. We understand that the audit report, when completed, will contain an explanatory paragraph regarding our ability to continue as a going concern.

On December 1, 2023, we were informed by MGO that such firm had made a business decision to reduce their PCAOB audit client base, although it would complete the audit of our financial statements through December 31, 2022. Therefore, MGO would decline to stand for reappointment following completion of the above audit and would not provide auditing services with respect to our fiscal year ended December 31, 2023.

During the years ended December 31, 2021 and 2022 and through June 30, 2023, there were no disagreements with MGO, or any reportable events with respect thereto,  on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Our relationship with MGO will be terminated upon the issuance of the December 31, 2021 and December 31, 2022 audited consolidated financial statements.

We have discussed the above with MGO and have authorized MGO to respond fully to the inquiries of any successor accountant.  We have provided MGO with a copy of this disclosure, and a letter from MGO to the Securities and Exchange Commission is filed with this Report stating whether it agrees with the above statements.

Exhibits

9.2. Letter from Macias Gini & O’Connell LLP.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Michael Manahan
Michael Manahan Chief Financial Officer June 25, 2024